Writer’s Direct Dial: +1 212 225 2510 E-Mail: wgorin@cgsh.com

March 22, 2013

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2012 Filed June 27, 2012 Form 20-F/A for the Fiscal Year Ended March 31, 2012 Filed July 20, 2012 File No. 1-06439

Dear Mr. Spirgel:

On behalf of our client Sony Corporation (together with its consolidated subsidiaries referred to as “Sony” or “Sony Group”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated February 27, 2013 with respect to the above referenced Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “2012 Form 20-F”) and Annual Report on Form 20-F/A for the fiscal year ended March 31, 2012 (the “2012 Form 20-F/A”).

As requested by the Staff, we include as Annex I a letter from the Executive Vice President and General Counsel of Sony Corporation which sets forth the requested acknowledgements with respect to filings made by Sony Corporation.

Form 20-F for the Fiscal Year Ended March 31, 2012

Pictures, page 47

1.
On page 16, you mentioned the importance of advertising, among others, to the operating results of your Pictures segment.  Please clarify your disclosure herein to address the impact of global advertising on the Pictures segment’s sales and operating income and the extent by which an advertising decline (increase) in certain of your geographical areas was offset by higher (lower) advertising in other areas.  In this regard, it is unclear to us why you set apart advertising revenues from SPE’s television networks in India.  Please provide us with your proposed disclosure.

Mr. Larry Spirgel, p. 2

Response: Sony notes the Staff’s comment and informs the Staff that on page 16 of the 2012 Form 20-F Sony discloses the risk that operating results of Sony’s Pictures segment may be adversely affected by changes in advertising markets or by failure to renew, or renewal on less favorable terms, television carriage contracts (broadcasting agreements).  In that risk factor, Sony intended to discuss the possibility that negative changes in advertising markets may adversely affect the Pictures segment’s revenues (i) directly, by impacting the sale of advertising by Sony Pictures Entertainment (SPE)’s worldwide television networks, (ii) directly, by impacting the sale of advertising received in consideration for the licensing of SPE’s television product primarily to third-party television networks, and (iii) indirectly, by impacting the licensing of image-based software, including motion pictures and television product, to third-party television networks, whose ability to generate their own revenues substantially depends on advertising markets as well.  In order to clarify the importance of advertising, among other factors, to the operating results of the Pictures segment, Sony plans to clarify the disclosures in the risk factors of the Annual Report on Form 20-F for the fiscal year ending March 31, 2013 (the “2013 Form 20-F”) in a form substantially similar to the paragraph below.

Regarding Management’s Discussion and Analysis (“MD&A”) related to the Pictures segment on page 47 of the 2012 Form 20-F, as disclosed, SPE’s television revenues increased on a U.S. dollar basis by approximately 39 percent year-on-year primarily due to higher revenues from the licensing of U.S. network and made-for-cable television product, revenue recognized from the consolidation of GSN, which was accounted under the equity method in the fiscal year ended March 31, 2011, and higher advertising revenues from SPE’s television networks in India.  Sony supplementally informs the Staff that revenues from SPE’s television networks in India increased by approximately 49% year-on-year.  This increase was primarily due to higher advertising revenues resulting from the timing of the Indian Premier League cricket tournament, the improved rating performance of the network’s programming, and the improved advertising market in India.  SPE’s television network revenues in other geographical areas also increased year-on-year but this increase was not material to SPE’s total increase in revenues, nor was this increase materially impacted by changes in their respective advertising markets.  In the future, if the Pictures segment’s revenues are impacted by a material change in advertising revenues in India or other geographic areas, Sony will provide the appropriate disclosure in the MD&A section in the Annual Report on Form 20-F.  However, in order to address the underlying factors that contributed to higher advertising revenues in India in the fiscal year ended March 31, 2012 as compared to the fiscal year ended March 31, 2011, Sony plans to modify the disclosure in the MD&A section of Sony’s 2013 Form 20-F, in the paragraphs analyzing the sales and operating profit in the Pictures segment under “Operating Performance by Business Segment” that was located on page 47 of the 2012 Form 20-F.

Changes to the previous disclosures are set forth in bold and ~~strikethrough~~ for the Staff’s convenience.

Mr. Larry Spirgel, p. 3

Risk Factor, p.16

Operating results of Sony’s Pictures segment may be adversely affected by changes in advertising markets or by the failure to renew, or renewal on less favorable terms of, television carriage contracts (broadcasting agreements).

The strength of the advertising market can fluctuate in response to the economic prospects of specific advertisers or industries, advertisers’ current spending priorities and the economy in general, and this may adversely affect the Pictures segment’s television revenues. The Pictures segment’s television operations, including its worldwide television networks, derive substantial revenues from the sale of advertising on a variety of platforms.  A~~, and a~~ decline in overall spending within the advertising market may have an adverse effect on the Pictures segment’s television networks’ revenues directly. ~~on the segment’s sales and operating results. The strength of the advertising market can fluctuate in response to the economic prospects of specific advertisers or industries, advertisers’ current spending priorities and the economy in general, and this may adversely affect the growth rate of the segment’s advertising sales.~~ The Pictures segment also recognizes sales from the licensing of its image-based software, including its motion picture and television content, to U.S. and international television network~~s~~ customers.  ~~, where a~~A decline in the advertising market may also adversely affect ~~A decline in the~~  third party television networks’ ability to generate advertising and subscription revenues, which may result in lower ~~adversely, impact the~~ license fees paid by these networks for Sony’s image-based software content~~to the Pictures segment~~.

The Pictures segment also depends on third-party cable, satellite and other distribution systems to distribute its worldwide television networks.  The failure to renew or renewal on less favorable terms of television carriage contracts (broadcasting agreements) with these third-party distributors may adversely affect the Pictures segment’s ability to generate advertising and subscription sales through its worldwide television networks.

Pictures, p.47

For the fiscal year ended March 31, 2012, sales increased 9.6 percent year-on-year to 657.7 billion yen, despite the appreciation of the yen.  On a U.S. dollar basis, sales for the fiscal year ended March 31, 2012 increased approximately 18 percent year-on-year.  Motion picture revenues, also on a U.S. dollar basis, increased approximately 10 percent year-on-year.  The fiscal year ended March 31, 2012 benefited from the sale of a participation interest in Spider-Man merchandising rights and higher pay television and video-on-demand sales of motion picture product.  Television revenues, on a U.S. dollar basis, increased approximately 39 percent year-on-year primarily due to higher revenues from the licensing of U.S. network and made-for-cable television product, revenues recognized from the consolidation of GSN, which was accounted for under the equity method in the previous fiscal year, and higher advertising revenues from SPE’s television networks in India, primarily due to the timing of the Indian Premier League cricket tournament, the improved rating performance of its programming, and the improved advertising market.

Operating income decreased by 4.5 billion yen year-on-year to 34.1 billion yen.  Operating income decreased by approximately 7 percent on a U.S. dollar basis.  The decrease is primarily due to a combined 30.3 billion yen gain recognized in the fiscal year ended March 31, 2011, consisting of a remeasurement gain associated with obtaining control of GSN (27.0 billion yen) and a gain on the sale of SPE’s remaining equity interest in a Latin American premium pay television business (HBO Latin America), partially offset by 21.4 billion yen of operating income generated from the above-noted sale of a participation interest in Spider-Man merchandising rights during the fiscal year ended March 31, 2012.  The appreciation of the yen and higher marketing costs in support of a greater number of upcoming major theatrical releases also had a negative impact on the operating income for the fiscal year ended March 31, 2012.  These negative factors were partially offset by the higher revenues from the licensing of U.S. network and made-for-cable television product and higher advertising revenues from SPE’s television networks particularly in India.  The fiscal year ended March 31, 2012 reflects the strong theatrical performance of The Smurfs and Bad Teacher offset by the theatrical underperformance of Arthur Christmas.

Mr. Larry Spirgel, p. 4

Financial Services Segment [table], page 49

2.
Refer to the caption for “Income Taxes and Other.”  Please disclose why the effective tax rate for the Financial Services Segment decreased from 40% in 2011 to 13.6% in 2012.  Please provide us with your proposed disclosure.

Response: Sony notes the Staff’s comment and informs the Staff that substantially all of the decrease in the effective tax rate from 2011 to 2012 for the Financial Services segment was due to tax law changes enacted by the Japanese legislature in November 2011 that resulted in a net deferred tax benefit attributed to the Financial Services segment for purposes of the presentation on page 49 of the 2012 Form 20-F.

As described on page F-76 of Sony’s 2012 Form 20-F, the tax law changes in Japan included lowering the national tax rate.  While these tax law changes took effect for Sony from April 1, 2012, the accounting for income taxes under ASC 740-10-25-47 and ASC 740-10-35-4 required the measurement of deferred tax assets and liabilities using the newly enacted tax rates.  As such, the tax law changes resulted in a net deferred tax benefit attributed to the Financial Services segment of 28,549 million yen out of a total consolidated net deferred tax benefit of 32,729 million yen, primarily due to a reduction of deferred tax liabilities for deferred insurance acquisition costs.

In order to clarify why the effective tax rate for the Financial Services segment decreased in 2012, Sony plans to add the paragraph below to the MD&A section of its 2013 Form 20-F, under the paragraphs analyzing the operating profit in the Financial Services segment under “Operating Performance by Business Segment” that was located on page 48 of the 2012 Form 20-F.  Additionally, Sony plans to revise its disclosure prospectively to correct an inadvertent translation error located on page F-76 of the 2012 Form 20-F.  While the reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate correctly displayed the impact as a benefit, the text described the impact of the tax law changes as an expense.

Changes to the previous disclosures are set forth in bold and ~~strikethrough~~ for the Staff’s convenience.

Financial Services, page 48

In the Information of Operations Separating Out the Financial Services Segment below, the effective tax rate for the Financial Services segment decreased significantly from the fiscal year ended March 31, 2011 to the fiscal year ended March 31, 2012.  Substantially all of the decrease was due to the enactment of tax law changes by the Japanese legislature in November 2011, including a decrease in the statutory tax rate, which resulted in a net deferred tax benefit in the fiscal year ended March 31, 2012 of 28,549 million yen, attributable primarily to a reduction of deferred tax liabilities for deferred insurance acquisition costs.  Refer to Note 21 to the notes to the consolidated financial statements.

Mr. Larry Spirgel, p. 5

Income taxes, page F-76

Because accounting for income taxes requires the measurement of deferred tax assets and liabilities using the enacted tax rates, the tax law changes resulted in a net deferred tax ~~expense~~ benefit of 32,729 million yen.

Form 20-F/A for the Fiscal Year Ended March 31, 2012

25.  Divestitures, page F-90
(4) Chemical products business, page F-91

3.
Please tell us your basis for allocating 29,182 million yen of goodwill to the Chemical Products Business.  We note that this comprised 43% of the Professional, Device & Solutions segment’s total goodwill.

Response: Sony notes the Staff’s comment and informs the Staff that as described within the critical accounting policies section of Sony’s 2012 Form 20-F/A, Sony’s reporting units are operating segments or one level below the operating segments.  Immediately prior to the goodwill allocation related to the chemical products business during the fiscal year ended March 31, 2012, the Professional, Device & Solutions segment had a total of 65,807 million yen of goodwill, included in three reporting units, one of which was Device Solutions.  The Device Solutions reporting unit had 50,090 million yen of goodwill immediately prior to the allocation and included the chemical products business, in addition to batteries, audio/video/data recording media, storage media, optical pickups, and optical disk drives.

The amount of goodwill included in the carrying amount of the chemical products business when it was designated as held for sale was based on the relative fair values of the chemical products business and the remainder of the Device Solutions reporting unit that was retained, in accordance with the accounting for goodwill under ASC 350-20-40-2 and ASC 350-20-40-3.  The fair value of the chemical products business was determined based on the expected sale price consistent with the memorandum of understanding entered into, while the fair value of the remainder of the Device Solutions reporting unit was determined using a discounted cash flow analysis.  As a result, out of a total of 50,090 million yen of goodwill in the Device Solutions reporting unit, 29,182 million yen was allocated to the chemical products business.  This comprised approximately 44% of the Professional, Device & Solutions segment’s total goodwill at the time of the allocation.

***

Please call Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation at 212-833-4838 or me at 212-225-2510 to discuss any questions or comments you may have on this response.

Very truly yours,

/s/   William F. Gorin
William F. Gorin

cc:
Mr. Masaru Kato, Executive Vice President and Chief Financial Officer
Ms. Nicole Seligman, Executive Vice President and General Counsel
        Sony Corporation

Ms. Kathryn Jacobson, Senior Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant
Mr. Jonathan Groff, Staff Attorney
Mr. Robert S. Littlepage, Accounting Branch Chief
        Division of Corporation Finance, Securities and Exchange Commission

Mr. Koichiro Kimura, Partner
        PricewaterhouseCoopers Aarata
Mr. David Johnson, Partner
        PricewaterhouseCoopers LLP

[Sony Letterhead]

Annex I

March 22, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2012 Filed June 27, 2012 Form 20-F/A for the Fiscal Year Ended March 31, 2012 Filed July 20, 2012 File No. 1-06439

Dear Mr. Spirgel:

Reference is made to your letter to Sony Corporation (the “Company”) dated February 27, 2013.  As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/  Nicole Seligman

Nicole Seligman
Executive Vice President and General Counsel

cc:
Mr. Masaru Kato, Executive Vice President and Chief Financial Officer
Sony Corporation

Ms. Kathryn Jacobson, Senior Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant
Mr. Jonathan Groff, Staff Attorney
Mr. Robert S. Littlepage, Accounting Branch Chief
Division of Corporation Finance, Securities and Exchange Commission